# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: WW INTERNATIONAL, INC., CIK 0000105319
CUSIP: 98262P101
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 675 AVENUE OF THE AMERICAS, 6TH FLOOR, NEW YORK, New York (NY), 10010
Date of event which requires filing of this statement: 04/25/2025
Filed by CIK 0001991451
Persons authorized to receive notices and communications: Galloway Capital Partners, LLC, 650 NE 2nd Avenue, 3007, Miami, Florida (FL), 33132, (917) 405-4591

## Reporting persons
- Galloway Capital Partners, LLC (CIK 0001991451): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,299,000; sole dispositive power 0; shared dispositive power 2,299,000; aggregate amount beneficially owned 2,299,000 (2.87% of the class)
- Bruce Galloway (CIK 0000924483): type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); source of funds: other (OO); sole voting power 0; shared voting power 2,999,000; sole dispositive power 0; shared dispositive power 2,999,000; aggregate amount beneficially owned 2,999,000 (2.87% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: WW INTERNATIONAL, INC.
Address of issuer's principal executive offices: 675 AVENUE OF THE AMERICAS, 6TH FLOOR, NEW YORK, New York (NY), 10010

## Item 2. Identity and Background
Name of person filing: Galloway Capital Partners, LLC & Bruce Galloway
Residence or business address: 650 NE 2nd Avenue, 3007 Miami, FL 33132
Present principal occupation or employment: NO
Criminal convictions in the last five years: NO
Civil proceedings (securities laws) in the last five years: NO
Citizenship: Florida

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Galloway Capital Partners, LLC acquired 2,999,000 shares of Common Stock in open market purchases from June 2024 through April 2025. The aggregate purchase price for the shares of Common Stock is approximately $.445 per share. Such shares of Common Stock were purchased with investment capital of Galloway Capital Partners, LLC and Mr. Galloway.
The Reporting Persons have effectuated transactions to acquire shares of Common Stock within the past 60 days, as reflected in Schedule 1 to this Report. Other than as set forth in this Report, none of the Reporting Persons has effected any transactions in the shares of Common Stock within the past 60 days.

## Item 4. Purpose of Transaction
Purpose of transaction: Each Reporting Person acquired the securities described in this Schedule 13D for investment purposes and intend to review its investment in the Issuer on a continuing basis. Each Reporting Person may from time to time acquire additional securities of the Issuer or retain or sell all or a portion of the shares then held by such Reporting Person, in the open market, block trades, underwritten public offerings or privately negotiated transactions. Any actions any Reporting Person might undertake with respect to its investment in the Issuer may be made at any time and from time to time and will be dependent upon such Reporting Person's review of numerous factors, including, but not limited to: ongoing evaluation of the Issuer's business, financial condition, operations, prospects and strategic alternatives; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; tax considerations; liquidity of the Issuer's securities; and other factors and future developments. Each Reporting Person may consider, explore and/or develop plans and/or make proposals (whether preliminary or final) with respect to, among other things, the Issuer's performance, operations, management, governance (including potential changes to the Board), conflicted party transactions, capital allocation policies, and strategy and plans of the Issuer. Each Reporting Person intends to engage the Board and management with respect to the matters referred to in the preceding sentence. In addition, each Reporting Person may, at any time and from time to time, (i) review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and (ii) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons sent the attached letter to management of the Company. The Reporting Persons believe the Company's share price is undervalued and trading at a significant discount to its intrinsic value and management needs to take steps to protect the equity value for the shareholders

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 11 and 13 on the cover pages to this Schedule 13D for the aggregate number and percentage of the class of securities identified pursuant to Item 1 owned by the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: Number of shares as to which the Reporting Persons have: i. Sole power to vote or to direct the vote: See Item 7 on cover pages to this Statement. ii. Shared power to vote or to direct the vote: See Item 8 on cover pages to this Statement. iii. Sole power to dispose or direct the disposition: See Item 9 on cover pages to this Statement. iv. Shared power to dispose or direct the disposition: See Item 10 on cover pages to this Statement.
Transactions in the class effected during the past sixty days: Other than as set forth in response to Item 3 above, no other transactions in the Issuer's Common Stock by the Reporting Persons were effected in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except for the relationships described above and in the responses to Items 4 and 5 herein, none of the Reporting Persons, nor, to the best of their knowledge, any persons identified in Item 2 hereof has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person, with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement

## Signatures
- Galloway Capital Partners, LLC: /s/ Bruce Galloway, Bruce Galloway/Managing Member (04/25/2025)
- Bruce Galloway: /s/ Bruce Galloway, Bruce Galloway (04/25/2025)